AuRico Gold Provides 2012 Operational Guidance

Toronto: January 31, 2012: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or “AuRico Gold” or the “Company”) provides operating and capital expenditure guidance for 2012. All amounts are in U.S. dollars unless otherwise indicated.

2012 Production Guidance

For 2012 the Company is providing guidance on production, cash costs and capital expenditures as summarized in the table below.

	Gold eq. Production	Cash Costs[5]	Capital Expenditures[5]
	(ounces)	($/ounce)	(in millions)
Young-Davidson[2,3]	65,000 - 75,000	$450 - $550	$173 - $187
Ocampo[1]	180,000 - 200,000	$465 - $495	$36 - $50
El Chanate[2,4]	78,000 - 88,000	$450 - $480	$45 - $49
El Cubo[1]	47,000 - 57,000	$750 - $780	$17 - $21
AuRico North America[1]	370,000 - 420,000	$500 - $525	$271 - $307
Stawell[2]	75,000 - 85,000	$870 - $900	$22 - $33
Fosterville[2]	85,000 - 95,000	$965 - $995	$25 - $31
AuRico Australia	160,000 – 180,000	$920 - $950	$47 - $64
Total AuRico[1]	540,000 – 600,000	$625 - $655	$318 - $371

1.

Production and cash costs for the Ocampo mine, El Cubo mine, and on a consolidated basis are calculated on a per gold equivalent ounce basis. Gold equivalent production and cash costs are based on a gold equivalency ratio of 55:1 unless otherwise indicated.

2.	Cash costs for the Young-Davidson, Fosterville, Stawell and El Chanate mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit. Production includes gold ounces only.
3.	Includes pre-production, sustaining and accelerated underground capital infrastructure costs.
4.	Includes $29.2 million of accelerated pre-stripping of the South East Layback associated with the expansion of the crushing and stacking productivity from 14,000 tpd to 21,000 tpd.
5.	The following currency assumptions were used to forecast 2012 estimates:
12:1 Mexican pesos to the US dollar
1:1 Canadian dollars to the US dollar
1:1 Australian dollars to the US dollar

“2012 will be another transformational year for AuRico as we begin to realize the potential of our expanded asset base in North America. Supported by inaugural production from the Young-Davidson mine and three full quarters of production from the El Chanate mine at the higher processing rate of 21,000 tonnes per day, we expect to deliver strong production growth from our core North American assets at cash costs considerably lower than the industry average, despite common inflationary pressures being experienced throughout the mining industry,” stated René Marion, President and CEO. He continued, “The depth and experience of the management team combined with our quality assets positions the Company to achieve significant growth not only in 2012 but well beyond. We look forward to providing our updated reserve and resource estimates during the second half of the first quarter, followed by an overview of our 2012 strategic exploration program.”

Young-Davidson

In 2012, the key milestones for the Young-Davidson mine will be targeting the first gold pour by the end of March and achieving commercial production by the third quarter. Capital expenditures will be focused on the completion of surface construction requirements, in particular the processing plant, administration building, warehouse, truck shop and other associated infrastructure. In 2012, the Company is targeting the following:

Completion of the surface construction and mill commissioning phases of the project, which were 79% completed as of December 31, 2011.

Open pit mine pre-production development began on November 17, 2011 with mill processing scheduled to begin by mid-March. A stockpile of open pit ore has been established for processing at the mill facility. The open pit is expected to average approximately 35,000 tonnes of ore and waste per day in 2012.

During 2012 all production will be from the open pit while accelerating underground production in 2013, earlier than the original target of 2014. To support this timeline, underground capital development will be accelerated in order to support the advancement of underground production.

The mill processing facility is expected to ramp-up to the nameplate capacity of 6,000 tonnes per day during the second quarter of 2012.

Completion of shaft, headframe and hoist construction, as well as construction of the mid-shaft loading facility. Total lateral and vertical development is expected to be 6.6 kilometres and 1.2 kilometres respectively.

Completion of both a stoping method study and an expansion study. The stoping study will identify alternate mining and backfill methods that could ultimately increase mining recovery, lower dilution and maximize the economics of mining the deposit, potentially resulting in increases to the present in-situ reserve inventory. The expansion study will evaluate opportunities to increase underground mining rates beyond the current design of 6,000 tonnes per day to up to 10,000 tonnes per day.

Ocampo

Since 2008, the Company’s objective has been to optimize and expand operations at Ocampo. In 2012, capital expenditures are estimated to decrease significantly as the expansion and accelerated pre-stripping programs were largely completed by the end of 2011. In 2012 the Company is targeting the following:

Continued development of the Northeast and Santa Eduviges underground mines and further optimization of underground productivities. At the end of 2011 the underground mines were averaging approximately 2,400 tonnes per day.

Engineering studies regarding the development and commissioning of Level 2, a potential third underground mine, are well advanced with a production decision expected by the end of Q1 2012 and production contribution anticipated in late 2012 to early 2013.

Open pit capital pre-stripping on the Conico open pit. With the capital stripping program at the Picacho open pit completed at the end of 2011, the planned pre-stripping activities have reduced by more than 65% over 2011.

Late in 2012, construction of an extension to the heap leach facility will begin, which is expected to provide an additional 18.5 million tonnes of stacking capacity. The expansion program is targeted for completion in 2013.

Capital expenditures in 2012 include $5.0 million for the heap leach pad expansion, $1.7 million for expansion of the underground ventilation network, $3.2 million for underground equipment replacement, $0.8 million for underground infrastructure upgrades, as well as $7.3 million for major component replacement and capital spares, which is consistent with the normal equipment life cycle.

Engineering studies evaluating the economics associated with the underground and mill expansion as well as the commissioning of the existing shaft system will continue to be reviewed in 2012. It is estimated that these programs will be launched in 2013.

El Chanate

Since acquiring the El Chanate mine in April 2011, the Company has launched an expansion program designed to increase crushing and stacking productivity to up to 26,000 tonnes per day. The second phase of this expansion program targets a crushing and stacking rate of + 50% or 21,000 tonnes per day and is expected to be achieved by the end of the first quarter. In 2012, the Company will remain focused on continuing to optimize open pit and heap leach productivities, including the following:

Since acquiring the operation in early April 2011, the Company has increased the truck haulage fleet by 69%.

In 2012, there will be an accelerated pre-stripping program to secure long term access to ore in order to support the 21,000 tonnes per day stacking rate. The pre-stripping program is focused on the south east layback extension of the open pit and is expected to increase the stripping ratio in 2012 to 3.9:1 as compared to the life of mine strip ratio of 2.4:1. With the existing reserve base at currently planned stacking rates, 2012 is expected to be the peak year for waste stripping. The expansion stripping program adds $29.2 million to capital requirements in 2012.

In addition to the increase in the mining fleet in late 2011, approximately $1.0 million will be spent on upgrading and adding mobile equipment (dozers, etc.) to support the increased stacking capacity, and $0.5 million will be directed to further enhancing health and safety systems.

Completion of the Phase 2, 21,000 tonnes per day expansion program launched in 2011, which will include upgrades to the crusher feeders and screens, installation of a reclaim tunnel for the fine ore stockpile, an additional overland conveyor, and installation of automated controls in the ADR (Adsorption-Desorption-Recovery) for approximately $2.0 million.

The decision to proceed with the final 3 phases of the expansion program, which have an ultimate target of 26,000 tonnes per day, will be made after the release of the Company’s reserve and resource update that is targeted for the first quarter of 2012.

Phase 6 of the heap leach expansion will provide 18.9 million tonnes of additional capacity to the leach pad facility, at an estimated capital cost of $6.7 million. This expansion is expected to be completed in the third quarter.

El Cubo

In 2012, the Company will continue to target improved productivities through the conversion to long-hole mining including the following:

Ongoing underground development as the mine continues to ramp-up to targeted levels of 1,800 tonnes per day of in-situ ore. By the end of 2012, the Company expects that approximately 95% of production will be from long-hole mining stopes.
Accessing, developing and mining the newly discovered high-grade deposit Dolores/Capulin. As of December 31, 2011, the mine was just over 80 metres from intersecting the deposit. The Company is targeting the development of the deposit to take place during the first two quarters of the year with production commencing during the third quarter.
Approximately $6.0 million of the capital budget will target an increase in the mining fleet that will include the delivery of four long-hole drills, six haulage trucks, six LHDs and one jumbo, all related to the conversion of the remainder of mining stopes to long-hole mining.
Approximately $1.7 million will be directed to the completion of underground infrastructure upgrades (ventilation, pumping and reticulation) and $1.5 million for the mid-life overhaul of underground mobile equipment.
The mill facility processing rates are expected to increase to an ultimate target of 1,800 tonnes per day of direct underground ore feed.

Stawell

A significant portion of the Company’s focus in 2012 will be on the following:

Capital development and mine infrastructure programs will be focused on down dip G6L and D2 mineralized zones.
Replacement of mining equipment including two underground trucks, one underground loader and one surface loader.
A rebuild and replacement program for a portion of the mining fleet.

Fosterville

A significant portion of the Company’s focus in 2012 will be on the following:

Much of the capital spend will be devoted towards continued infrastructure development in the Phoenix and Harrier ore zones.
The key focus for plant and equipment is the replacement of some older units including two underground trucks, one underground loader and one surface loader.
From an infrastructure perspective, the significant project is the establishment of another in-pit tailings facility for flotation residue.

About AuRico Gold

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of quality mines and projects in Canada, Mexico and Australia. The Company currently has five operating properties including the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State, the El Cubo mine in Guanajuato State, as well as the Fosterville and Stawell gold mines in Victoria, Australia. The first production from the exciting Young-Davidson gold mine in northern Ontario is targeted by the end of Q1 2012 as the mine ramps up to over 200,000 ounces of annual production by 2015. AuRico’s strong pipeline of development and exploration stage projects includes advanced development properties in Mexico and British Columbia and several highly prospective exploration properties in Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
+1.647.260.8880	+1.647.260.8880

Cautionary Statement

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the ability to continue to fund expansion and exploration operations through cash flows, the ability of the Company to optimize and expand its operations and development projects through capital expenditure, the ability of the Company to complete its expansion studies in a timely manner and to achieve positive results therefrom, the ability to realize the perceived benefits of the acquisition of Northgate, the ability of Young-Davidson to commence production by the end of Q1 2012 and to achieve over 200,000 ounces of annual production by 2015 and to meet the timelines for the commencement of mill processing, the ability to accelerate underground production at Young-Davidson, the ability to increase mining rates at Young-Davidson, the ability of the Company to achieve its targets for the continued expansion and development of Ocampo and El Chanate, the ability to improve infrastructure and productivity at El Cubo, Stawell and Fosterville, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of the Company’s exploration and development programs and the success of the Company’s exploration approaches, the Company’s ability to delineate additional resources and reserves as a result of such programs, statements regarding the Company’s financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 and 2012 results, operating performance projections for 2011 and 2012, the Company’s ability to fully fund its business model internally, 2011 and 2012 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized in 2011 and 2012. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

####